Exhibit 99.1

ASX/NASDAQ ANNOUNCEMENT

Appendix 4C: Quarterly Cash Flow Report

Highlights:

•	Cash reserves of approximately A$24.6 million
•	Secured A$3.22 million of additional funding through a Registered Direct Offering
•	BB-301 (OPMD) to be evaluated in three non-clinical studies to facilitate filing of the Investigational New Drug (IND) application and initiation of clinical testing

Melbourne – October 31, 2019 – Benitec Biopharma (ASX: BLT, NASDAQ: BNTC) ("Benitec" or the "Company"), a biotechnology company developing novel genetic medicines via the proprietary DNA-directed RNA interference (ddRNAi) platform combining RNA interference with gene therapy, today announced its Appendix 4C for the quarter ending 30 September 2019.

Jerel A. Banks, M.D., Ph.D., Executive Chairman and Chief Executive Officer of Benitec Biopharma, commented on today's news, “The recent capital raise solidified our strong financial position and broadened our institutional investor base. We continue to work diligently to advance our primary ddRNAi product candidate, BB-301, while actively seeking strategic partnerships to support the advancement of BB-103 and the Hepatitis B Virus-focused research and development program.”

In September 2019, in conjunction with Ladenburg Thalmann, Benitec completed a Registered Direct Offering yielding A$3.22 million of gross proceeds. This raise broadened Benitec’s institutional investor base and provided the Company with additional operating capital to support the advancement of BB-301. The core elements of the BB-301 non-clinical development plan are outlined in our corporate presentation dated September 2019.

Benitec also reported a strong financial position for the quarter ended September 2019, with cash and cash equivalents of approximately A$24.6 million.

Benitec Biopharma’s Annual General Meeting (AGM) is scheduled for 29 November 2019 at 10AM AEDT. Further details on the AGM are available in the Notice of Annual General Meeting which can be found on our website at benitec.com.

About Benitec Biopharma Limited

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a clinical-stage biotechnology company focused on the development of novel genetic medicines. The proprietary platform, called DNA-directed RNA interference, or ddRNAi, combines RNA interference, or RNAi, with gene therapy to create medicines that facilitate sustained silencing of disease-causing genes following a single administration. Based in Melbourne, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the Company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including oculopharyngeal muscular dystrophy (OPMD), and chronic hepatitis B.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in this ASX/Nasdaq announcement are subject to risks and uncertainties relating to the difficulties in Benitec's plans to develop and commercialise its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec's product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Investor Relations
M Group Strategic Communications Jay Morakis Managing Director Tel: +1 646 859 5951 Email: jmorakis@MGroupSC.com